UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-1F/A
(AMENDMENT NO. 2)
TENDER OFFER STATEMENT
Pursuant to Rule 14d-1(b) under the Securities Exchange Act of 1934
Keystone North America Inc.
(Name of Subject Company)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
SCI Alliance Acquisition Corporation
a wholly owned-subsidiary of
Service Corporation International
(Bidder)
Common Shares
(Title of Class of Securities)
493 525 703, 493 525 604, 493 525 802
(CUSIP Number of Class Securities)
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019
Attention: General Counsel
Telephone: 713-525-5259
Fax: 866-548-3394
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder
Copies to:
David F. Taylor
Kevin N. Peter
Locke Lord Bissell & Liddell LLP
600 Travis, Suite 3400
Houston, Texas 77002
Fax: 713-223-3717
November 16, 2009
(Date tender offer published, sent or given to security holders)
CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
U.S.$196,617,047.79	U.S.$10,971.23

*	For purposes of determining the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the common shares (“Shares”) of Keystone North America Inc. to be received by SCI Alliance Acquisition Corporation, assuming the acceptance of the Offer by all holders of the Shares, is calculated as follows: multiplying (a) 25,958,102, the total Shares outstanding on a fully-diluted basis (as represented in the Support Agreement, dated October 14, 2009, by and among Keystone North America Inc., SCI Alliance Acquisition Corporation and Service Corporation International), by (b) CAD$8.00, the offer price to be paid for the Common Shares and (iii) applying an exchange rate of CAD$1.00 = U.S.$0.9468 which is the inverse of the U.S.-dollar foreign exchange rate in late New York trading published by Thompson Reuters for Canadian dollars on November 12, 2009.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,971.23 Form or registration number: Schedule 14D-1F Filing Party: Service Corporation International Date Filed: November 16, 2009

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
(a)  Offer and Circular, dated November 16, 2009, including the Letter of Acceptance and Transmittal.(1)
(b)  Notice of Extension, dated December 18, 2009 (the “First Extension”)(2)
(c)  Notice of Extension, dated January 27, 2010 (together with the Offer and Circular and the First Extension, the “Offer Documents”)
Item 2. Informational Legends
     See “Notice to Shareholders in the United States” on the outside front cover page of the Offer Documents.

(1)   Previously filed with Bidders’ Schedule 14D-1F filed on November 16, 2009 (File No. 005-14016)
(2)   Previously filed with Bidders’ Schedule 14D-1F/A filed on December 18, 2009 (File No. 005-14016)

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer (as hereinafter defined) is not being made to, nor will deposits be accepted from or on behalf of, Shareholders (as hereinafter defined) in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

January 27, 2010

NOTICE OF EXTENSION

SCI ALLIANCE ACQUISITION CORPORATION,
a wholly-owned subsidiary of
SERVICE CORPORATION INTERNATIONAL

OFFER TO PURCHASE FOR CASH

all of the issued and outstanding common shares (including the common shares represented by the income participating securities) of
KEYSTONE NORTH AMERICA INC.

for

C$8.00 CASH for each common share

(subject to increase if the Offer is extended beyond a specified time as described in the Original Offer (as hereinafter defined))

This is a notice of extension (this “Notice”) of the offer by SCI Alliance Acquisition Corporation (the “Offeror”), a wholly-owned subsidiary of Service Corporation International (“SCI”), to purchase all of the issued and outstanding common shares (“Keystone Shares”) in the capital of Keystone North America Inc. (“Keystone”) (other than those owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the income participating securities (the “IPSs”) of Keystone) as set forth in the Offer dated November 16, 2009 (as amended by the notice of extension dated December 18, 2009), the accompanying take-over bid circular and the letter of acceptance and transmittal attached thereto (collectively the “Original Offer”). The Original Offer, as amended by this Notice, is herein referred to as the “Offer”.

THE OFFEROR IS EXTENDING THE TIME FOR ACCEPTANCE OF THE OFFER UNTIL 12:00 P.M. (EASTERN TIME) ON FEBRUARY 26, 2010, UNLESS WITHDRAWN OR FURTHER EXTENDED.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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This tender offer is made for the securities of a foreign issuer and while the offer is subject to disclosure requirements of the country in which the subject company is incorporated or organized, investors should be aware that these requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with foreign generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the subject company is located in a foreign country, and that some or all of its officers and directors are residents of a foreign country.

Investors should be aware that the bidder or its affiliates, directly or indirectly, may bid for or make purchases of the issuer’s securities subject to the offer, or of the issuer’s related securities, during the period of the tender offer, as permitted by applicable Canadian laws or provincial laws or regulations.

The disposition of Keystone Shares pursuant to the Offer or any Second Stage Transaction (as defined in the Original Offer) may have tax consequences under the Laws of both the United States and Canada. Such United States tax consequences for Shareholders (as hereinafter defined) that are residents of, or citizens of, or otherwise subject to taxation in the United States are not described in this Offer or the Original Offer. If a U.S. Shareholder (as defined in the Original Offer) fails to provide the Depositary (as defined in the Original Offer) with the information solicited on the Substitute Form W-9 set out in the Letter of Acceptance and Transmittal attached to the Original Offer, or fails to certify that it is not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from the payments of cash or other consideration made to such U.S. Shareholder. U.S. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and are urged to consult their tax advisors concerning the Offer or any Second Stage Transaction.

As described in the Original Offer, Keystone has issued the Keystone Shares under the CDSX book-entry system administered by CDS Clearing and Depository Services Inc. (“CDS”). Accordingly, other than the Keystone Shares represented by IPSs, a nominee of CDS is the sole registered holder of the outstanding Keystone Shares and beneficial ownership of the outstanding Keystone Shares is evidenced through book-entry credits to securities accounts of CDS participants (for example, banks, trust companies and securities dealers), who act as agents on behalf of beneficial owners who are their customers, rather than by physical certificates. In order to tender Keystone Shares to the Offer, holders (each a “Shareholder”) of Keystone Shares must complete the documentation and follow the instructions to be provided to them by their respective CDS participants. Shareholders who wish to tender Keystone Shares to the Offer should contact their nominees for assistance. See the section under the heading “Manner of Acceptance” in the Original Offer.

A holder of IPSs who wishes to accept the Offer with respect to the Keystone Shares represented by such IPSs must first separate the IPSs into the Keystone Shares and Subordinated Notes (as defined in the Original Offer) represented by the IPSs and then deposit those Keystone Shares in accordance with the Offer. See the section under the heading “Manner of Acceptance — Deposit of Keystone Shares Represented by IPSs” in the Original Offer.

The Depositary and Information Agent for the Offer is:

Kingsdale Shareholder Services Inc.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the “Information Agent”) at its address and telephone number shown on the last page of this document, or your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Additional copies of this document or the Original Offer may be obtained without charge on request from the Information Agent.

Except as otherwise set forth in this Notice, the information, terms and conditions contained in the Original Offer continue to be applicable in all respects and this Notice should be read in conjunction therewith. Capitalized terms used but not defined in this Notice have the respective meanings ascribed to them in the Original Offer, unless the subject matter or context is inconsistent therewith.

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THIS NOTICE AND THE ORIGINAL OFFER CONTAIN IMPORTANT INFORMATION AND YOU SHOULD CAREFULLY READ THEM IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

FORWARD-LOOKING STATEMENTS

Certain statements in this Notice and the Original Offer are forward-looking statements and are prospective in nature. By their nature, forward-looking statements require the Offeror and SCI to make assumptions and are subject to inherent risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the benefits of the combination of SCI and Keystone, including future financial and operating results, the anticipated timing of the closing of the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “except”, “believe” or “continue” or the negative or similar variations thereof. Shareholders are cautioned not to place undue reliance on forward-looking statements because a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements. The Offeror and SCI have made certain assumptions about the economy and the deathcare industry and have also assumed that there will be no significant events occurring outside of SCI’s and Keystone’s normal course of business. Factors that could cause actual results to differ materially are described in the Original Offer under the heading “Forward-Looking Statements”.

Although the Offeror and SCI have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Offeror and SCI disclaim any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

CURRENCY AND EXCHANGE RATES

All dollar references in this Notice and the Original Offer are in Canadian dollars, except where otherwise indicated. On January 27, 2010, the rate of exchange for the Canadian dollar expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada, was Canadian $1.00 = United States $0.9384.

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NOTICE OF EXTENSION

TO:	THE HOLDERS OF COMMON SHARES OF KEYSTONE NORTH AMERICA INC.

By notice to the Depositary, the Offeror has extended the Offer pursuant to which the Offeror is offering to purchase all of the issued and outstanding Keystone Shares (other than the Keystone Shares owned directly or indirectly by the Offeror, and including, without limitation, the Keystone Shares represented by the IPSs).

1.	Extension of the Offer

In accordance with the provisions of the Original Offer, the Offeror has extended the time during which the Offer is open for acceptance from 5:00 p.m. (Eastern time) on February 1, 2010 to 12:00 p.m. (Eastern time) on February 26, 2010, unless the Offer is withdrawn or further extended.

2.	Date up to which Keystone Shares may be Deposited

Keystone Shares may be deposited until 12:00 p.m. (Eastern time) on February 26, 2010, unless the Offer is withdrawn or further extended, in the manner described under the heading “Manner of Acceptance” in the Original Offer.

3.	Take Up and Payment for Deposited Keystone Shares

If all of the conditions of the Offer referred to under the heading “Conditions of the Offer” in the Original Offer have been satisfied or, where permitted by the terms of the Support Agreement, waived by the Offeror at or prior to the Expiry Time, being 12:00 p.m. (Eastern time) on February 26, 2010, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) become obligated under the terms of the Support Agreement to take up and pay for the Keystone Shares deposited under the Offer and not withdrawn as soon as reasonably possible and in any event not later than three Business Days following the Expiry Time. In accordance with applicable Laws, any Keystone Shares deposited under the Offer after the date on which the Offeror first takes up Keystone Shares deposited under the Offer must be taken up and paid for within 10 days of the deposit of such Keystone Shares or at such other earlier time as required by applicable Laws. Reference is made to the section under the heading “Take Up and Payment for Deposited Keystone Shares” in the Original Offer for a complete description of the obligations of the Offeror to take up and pay for the Keystone Shares.

4.	Withdrawal of Deposited Keystone Shares

All deposits of Keystone Shares pursuant to the Offer are irrevocable, except that any Keystone Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit (unless otherwise required or permitted by applicable Laws):

(a) at any time before the Keystone Shares have been taken up by the Offeror; or

(b) at any time after three Business Days from the date that the Offeror takes up such Keystone Shares, if such Keystone Shares have not then been paid for by the Offeror.

In addition, if:

(c) there is a variation of the terms of the Offer before the Expiry Time including any extension of the period during which Keystone Shares may be deposited under the Offer or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable Laws, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered or (ii) a variation consisting solely of the waiver of a condition of the Offer; or

(d) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Original Offer, as amended by this Notice and as further amended from time to time, that would reasonably be expected to affect the decision of a

Shareholder to accept or reject the Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror,

then any Keystone Shares deposited under the Offer and not taken up by the Offeror prior to the date upon which the notice of such variation or change is mailed, delivered or otherwise communicated may be withdrawn by or on behalf of the depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date of such notice, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Canadian securities regulatory authorities. If the Offeror waives any terms or conditions of the Offer and extends the Offer in circumstances where the rights of withdrawal set forth in this paragraph are applicable, the Offer shall be extended without the Offeror first taking up the Keystone Shares that are subject to the rights of withdrawal. Reference is made to the section under the heading “Withdrawal of Deposited Keystone Shares” in the Original Offer for a complete description of the right to withdraw Keystone Shares deposited under the Offer and the procedures for exercising such right of withdrawal.

5.	Consequential Amendments to Original Offer

The Original Offer is hereby amended to reflect the extension of the Offer Period contemplated by this Notice and, except as varied hereby, all terms of the Original Offer remain in effect, unamended.

6.	Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides security holders of Keystone with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

2

CERTIFICATE OF SCI ALLIANCE ACQUISITION CORPORATION

The Original Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED:  January 27, 2010

SCI ALLIANCE ACQUISITION CORPORATION

/s/ Curtis G. Briggs Curtis G. Briggs President	/s/ Myrtle Leatrice Jones Myrtle Leatrice Jones Treasurer

/s/ John A. Gordon John A. Gordon Director	/s/ Janet S. Key Janet S. Key Director

C-1

CERTIFICATE OF SERVICE CORPORATION INTERNATIONAL

The Original Offer, as amended by this Notice, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED:  January 27, 2010

SERVICE CORPORATION INTERNATIONAL

/s/ Thomas L. Ryan Thomas L. Ryan Chief Executive Officer	/s/ Eric D. Tanzberger Eric D. Tanzberger Chief Financial Officer

/s/ Alan R. Buckwalter Alan R. Buckwalter Director	/s/ Robert L. Waltrip Robert L. Waltrip Chairman of the Board

C-2

Any questions and requests for assistance may be directed to the
Depositary and Information Agent:

By Mail	By Registered Mail, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:
1 866 581 1487
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
     There are no exhibits to this Schedule.
PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)
Service Corporation International and SCI Alliance Acquisition Corporation (the “Bidder”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
(b)
The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
2.	Consent to Service of Process
Not applicable.

PART IV — SIGNATURES
     By Signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCI ALLIANCE ACQUISITION CORPORATION
By:	/s/ CURTIS G. BRIGGS
	Name:	Curtis G. Briggs
	Title:	President
January 27, 2010

SERVICE CORPORATION INTERNATIONAL
By:	/s/ THOMAS L. RYAN
	Name:	Thomas L. Ryan
	Title:	Chief Executive Officer
January 27, 2010